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                              February 28, 2024

       Kevin Chin
       Chief Executive Officer
       VivoPower International PLC
       The Scalpel,18th Floor, 52 Lime Street
       London EC3M 7AF
       United Kingdom

                                                        Re: VivoPower
International PLC
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed February 16,
2024
                                                            File No. 333-276509

       Dear Kevin Chin:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-3

       Exhibits

   1. We note that the opinion continues to contain limitations on reliance. Please instruct your counsel to remove these
limitations, including, for example, language in section 4.3 that your opinion is for
information only and on a non-reliance basis    and limitations in 4.2,
                                                        4.4, and 4.5. In
addition, instruct your counsel to clarify the meaning of the statements in
                                                        4.1.3, 4.1.4 and 4.1.5
that the debt securities, warrants, and rights are "subject always to the [securities] which
have been contemplated by the registration statement and base prospectus." Refer to
Staff Legal Bulletin No. 19.
 Kevin Chin
FirstName
VivoPowerLastNameKevin     Chin
           International PLC
Comapany28,
February  NameVivoPower
            2024            International PLC
February
Page 2 28, 2024 Page 2
FirstName LastName
       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:      Elliott Smith, Esq.